PIMCO INCOME STRATEGY FUND II

1633 Broadway

New York, NY 10019

September 5, 2018

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Ms. Anu Dubey

Re:        PIMCO Income Strategy Fund II (the “Fund”)

     File Nos. 333-226215 and 811-21601

Dear Ms. Dubey:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the Fund’s registration statement on Form N-2 be accelerated to 9:00 a.m. on September 6, 2018, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund also brings to your attention that pursuant to Rule 430A under the Securities Act, the form of prospectus (including the statement of additional information) filed as part of the Fund’s registration statement on Form N-2 omits certain information, including information with respect to the public offering price, discounts or commissions to dealers and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

Very truly yours,

PIMCO Income Strategy Fund II

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	President